SEC[illegible] [illegible]OMMISSION



10035297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

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SEC FILE NUMBER
8 – 66544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

1ST WORLDWIDE FINANCIAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 PIEDMONT ROAD, N.E., BUILDING 12, SUITE 105A
(No. And Street)

ATLANTA,	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN F. MAHONEY (732) 924-4100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/2010

OATH OR AFFIRMATION

I, JOHN F. MAHONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1ST WORLDWIDE FINANCIAL PARTNERS, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
SHARON WINSTON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/05/12



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
1st Worldwide Financial Partners LLC:

We have audited the accompanying statement of financial condition of 1st Worldwide Financial Partners, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Worldwide Financial Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 24, 2010

1ST WORLDWIDE FINANCIAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 81,345
Due from broker	56,340
Other assets	37,554
TOTAL ASSETS	$ 175,239

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commission and other accrued expenses	$ 32,197
Members' equity	143,042
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 175,239

The accompanying notes are an integral part of these financial statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commission income	$ 1,254,125
Other securities related income	278,906
Interest and other income	6,885
TOTAL REVENUES	1,539,916
EXPENSES:	
Professional fees	118,050
Insurance	13,923
Clearance charges	26,961
Registered representative and employee compensation and benefits	1,277,279
Travel, meals and entertainment	65,937
Equipment and software charges	6,620
Regulatory fees and registration costs	36,326
Interest and other expense	20,135
TOTAL EXPENSES	1,565,231
NET LOSS	$ (25,315)

The accompanying notes are an integral part of these financial statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Members' Capital - December 31, 2008	$ 164,107
Contribution	4,250
Net Loss	(25,315)
Members' Capital - December 31, 2009	$ 143,042

The accompanying notes are an integral part of these financial statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (25,315)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Due from broker	(6,091)	
Other assets	4,748	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(245,060)	
Net adjustments		(246,403)
Net cash used in operating activities		(271,718)
Cash flows from financing activities		
Capital contribution		4,250
NET DECREASE IN CASH		$ (267,468)
Cash and cash equivalents at December 31, 2008		348,813
Cash and cash equivalents at December 31, 2009		$ 81,345

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1st Worldwide Financial Partners LLC (the "Company") was organized in the State of Delaware in October 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on November 26, 2004.

The Company primarily acts as a broker in executing customers' orders for the purchase and sale of marketable securities and annuities on their behalf on a fully disclosed basis with a clearing broker-dealer.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records commission income on a settlement-date basis.

The Company considers cash on deposit and money market account to be cash and cash equivalents.

The Company adopted Statement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value measurements and disclosures (formerly) FASB statement 157, Fair Value Measurement and has determined that it bears no material effect on the financial statements as presented.

NOTE 2. DUE FROM BROKER

Included on the statement of financial condition are amounts receivable from the Company's clearing broker in connection with its securities transactions.

NOTE 3. OTHER ASSETS

Included on the statement of financial condition are the following items as of December 31, 2009:

Account	Balance
Prepaid expenses	$ 34,438
Security and other deposits	3,116
Total Other Assets	$ 37,554

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2009, the Company had net capital of $105,488 that exceeded their requirements by $100,488.

NOTE 5. INCOME TAXES

No provision for Federal, state and local taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

SUPPLEMENTARY INFORMATION

1ST WORLDWIDE FINANCIAL PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Credits:	
Total member's equity	$ 143,042
Debits:	
Non-allowable assets:	(37,554)
Net capital before haircuts	$ 105,488
Haircuts on securities	-
Net capital	$ 105,488
Minimum net capital requirement	(5,000)
Excess Net Capital	$ 100,488
Aggregate indebtedness	$ 32,197
Ratio of aggregate indebtedness to net capital	.31 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

1ST WORLDWIDE FINANCIAL PARTNERS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Members of
1st Worldwide Financial Partners LLC:

In planning and performing our audit of the financial statements and supplementary information of 1st Worldwide Financial Partners LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 24, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members of
1st Worldwide Financial Partners, LLC:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of 1st Worldwide Financial Partners, LLC. from January 1, 2009 to December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follow:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustment; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of 1st Worldwide Financial Partners, LLC taken as a whole.

Fulvio + Associates, L.L.P.

New York, New York
February 24, 2010

1ST WORLDWIDE FINANCIAL PARTNERS LLC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assessment per Report
SIPC - 4 General Assessment	Jan. 21, 2009	$ 150.00	$ 150.00
SIPC - 6 General Assessment	Aug. 3, 2009	24.00	24.00
SIPC – 7T General Assessment Reconciliation – nine months ended December 31, 2009	Feb. 24, 2010	681.00	681.00
Total		$ 855.00	$ 855.00

1ST WORLDWIDE FINANCIAL PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1ST WORLDWIDE FINANCIAL PARTNERS LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

1ST WORLDWIDE FINANCIAL PARTNERS LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009